Exhibit 99.1

BrilliA Expands into Southeast Asian Specialty Retail with Acquisition of Majority Interest in Malaysian Lingerie Brand Neubodi

Acquisition establishes a branded B2C retail platform and advances BrilliA’s strategy to build a multi-brand intimate apparel portfolio

SINGAPORE, October 5, 2026 -- BrilliA Incorporated (NYSE American: BRIA) (“BrilliA” or the “Company”), a one-stop service and solution provider for ladies’ intimate apparel brands worldwide, today announced that it has acquired a majority equity interest in Neubodi Holdings Sdn. Bhd. (“Neubodi”), an established Malaysian lingerie brand and specialty retailer, effective August 1, 2026. The acquisition marks BrilliA’s strategic expansion into branded specialty retail in Southeast Asia and broadens the Company’s business beyond its existing B2B supply and design operations.

Founded in 2008, Neubodi is known for its proprietary holistic bra fitting approach and broad size range of 72 bra sizes, spanning cup sizes A to I and band sizes 65 to 100. The company operates 11 retail stores across the Klang Valley, Penang and Johor, including locations in major retail destinations such as Mid Valley Megamall, 1 Utama, Sunway Pyramid, and IOI City Mall, alongside e-commerce and social media channels.

Through its combination of specialist fitting expertise, physical retail locations and digital consumer engagement, Neubodi provides BrilliA with an established platform for serving end consumers directly and developing its branded retail capabilities.

Tan See See, co-founder of Neubodi with more than 15 years of experience in the intimate apparel industry, will continue to serve as Chief Executive Officer of Neubodi. Ooi Kit Joyce will also continue as part of the senior management team.

Strategic Rationale

“Neubodi represents an important milestone in BrilliA’s evolution from a B2B intimate apparel supply and design provider into a more diversified business with a growing presence in branded consumer retail,” said Kendrew Hartanto, Chief Executive Officer of BrilliA. “Neubodi has built a differentiated position in the Malaysian lingerie market through its specialist fitting expertise, established retail network and direct relationships with consumers. We believe these capabilities provide a strong foundation for BrilliA to expand its branded retail platform in Southeast Asia.”

“By combining Neubodi’s retail and consumer capabilities with BrilliA’s global sourcing, design and supply chain expertise, we see opportunities to support the brand’s continued growth, improve operating leverage and develop additional distribution opportunities for our intimate apparel portfolio. We are excited to welcome the Neubodi team to BrilliA and look forward to building on the brand’s strong foundation.”

The Company expects the acquisition to complement its existing operations and support the development of a broader intimate apparel platform. The acquisition advances BrilliA’s strategy in several areas:

●	Expansion into branded B2C retail: establishes a direct consumer-facing platform and expands BrilliA’s presence beyond its traditional B2B supply and design model.

●	Specialty retail capabilities: adds an established retail operating platform, including physical stores, e-commerce and social-commerce channels.

●	Potential value chain benefits: creates opportunities to leverage BrilliA’s existing sourcing, design and supply chain capabilities.

●	Portfolio distribution opportunities: provides an additional potential channel for BrilliA’s intimate apparel portfolio, including DIANA, through Neubodi’s retail network.

Neubodi Financial Outlook

Based on Neubodi management’s budget for the financial year ending December 31, 2026, Neubodi is targeting net sales of approximately US$3 million, with an expected net profit margin of approximately 10% to 12%. The timing and extent of any financial or operational benefits will depend on market conditions, execution and the Company’s ability to integrate and grow the business. These targets represent management expectations and are not guarantees of future results.

Market Opportunity

According to market research published by IMARC Group, the Malaysia lingerie market was valued at approximately US$287 million in 2025 and is projected to reach over US$500 million by 2034, representing a compound annual growth rate (CAGR) of approximately 6.3% from 2026 to 2034. This market outlook provides context for Neubodi’s existing specialty retail platform and BrilliA’s expansion into branded consumer retail in Malaysia.

About BrilliA

BrilliA is a comprehensive one-stop service and solution provider for over 30 ladies’ intimate apparel brands worldwide, managing sourcing, design, prototyping, supply chain, logistics, and quality control. The Company works with major international companies, including Fruit of the Loom, HanesBrands Inc., Jockey and H&M.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of U.S. federal securities laws. These statements include, but are not limited to, statements regarding BrilliA’s business strategy, the anticipated benefits of the acquisition, integration of Neubodi, expansion of BrilliA’s branded retail platform, potential distribution opportunities, market opportunities, Neubodi’s expected financial performance and financial outlook, and the possible exercise and completion of the option to acquire the remaining equity interest in Neubodi. Forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those expressed or implied, including risks relating to the integration and operation of Neubodi, consumer demand, competition, market conditions, supply chain disruptions, execution of the Company’s growth strategy, and other factors described in the Company’s filings with the U.S. Securities and Exchange Commission (SEC). BrilliA undertakes no obligation to update any forward-looking statements to reflect events or circumstances after the date of this press release, except as required by applicable law. BrilliA does not guarantee future results and undertakes no obligation to update these statements, except as required by law. Investors are encouraged to review BrilliA’s filings with the U.S. Securities and Exchange Commission (SEC) for additional risk factors.

Investor Contact

FNK IR

Matt Chesler, CFA

(+1) 646 809 2189

bria@fnkir.com

Source: BrilliA Incorporated